30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

September 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Liberty Interactive Corporation
Amendment No. 2 to Schedule 14A (File No. 001-33982)

Liberty Expedia Holdings, Inc.
Amendment No. 3 to Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

As discussed, we hereby submit supplementally for your review our proposed changes to Amendment No. 2 to Liberty Interactive Corporation’s (“Liberty Interactive”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement/Prospectus”), filed on August 25, 2016, and, under the Securities Act of 1933, as amended, Amendment No. 3 to Liberty Expedia Holdings, Inc.’s (“Splitco”) Registration Statement on Form S-4 (the “Registration Statement”), filed on August 25, 2016, of which the Proxy Statement/Prospectus forms a part, in response to our telephonic conversation with the Staff on August 31, 2016.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

All section references refer to the corresponding sections of the Registration Statement unless otherwise noted, and all page references in our responses refer to the pages in Splitco’s proposed Amendment No. 4 to its Registration Statement, which we intend to file promptly following discussion with the Staff of our proposed responses below.

*                                         *                                         *

Pursuant to our telephonic conversation with the Staff on August 31, 2016, Splitco believes, based on an opinion of counsel, that, upon completion of the Split-Off, it will not be an investment company as defined under the Investment Company Act of 1940 (the “40 Act”), including under Section 3(b)(1) of the 40 Act.  In support of such analysis, we have revised the disclosure in the following sections of the Registration Statement.

Summary

What costs and risks were considered by the board of directors of Liberty Interactive in determining whether to effect the Split-Off?, page 14

We have revised the disclosure on page 14 of the Registration Statement in response to the Staff’s comments in our conversation on August 31, 2016.  A copy of the revised disclosure is attached to this letter as Attachment A.

Risk Factors, page 18

We have revised the disclosure on pages 18-19 of the Registration Statement in response to the Staff’s comments in our conversation on August 31, 2016.  A copy of the revised disclosure is attached to this letter as Attachment A.

The Split-Off and Redemption Proposal

Reasons for the Split-Off, page 62

We have revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comments in our conversation on August 31, 2016.  A copy of the revised disclosure is attached to this letter as Attachment A.

*                                         *                                         *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Interactive Corporation

Gregory B. Maffei

Liberty Expedia Holdings, Inc.

Richard N. Baer

Attachment A